Delisting Determination,The Nasdaq Stock Market, LLC,
February 23, 2012, Poniard Pharmaceuticals, Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Poniard Pharmaceuticals, Inc.
(the Company), effective at the opening of the trading session on March 5, 2012. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(2). The Company was notified of the Staffs determination on July 19, 2011.
The Company appealed the determination to a Hearing Panel.
After a hearing and review of the information provided by the Company, the Panel issued a decision granting the Company continued listing pursuant to an exception through December 31, 2011, by which date the Company was required to regain compliance with Listing Rule 5550(a)(2). However, the Company informed the Panel on December 30 that it could not regain compliance by that date. On December 30, 2011, the Panel issued a final delisting determination and notified the Company that trading in the Companys securities would be suspended on January 3, 2012.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on February 13, 2012.